RAINCHIEF ENERGY INC

Management’s Discussion and Analysis of Financial Conditions

And Results of Operations (“MD&A”)

For The Three and Six Months Ending June 30, 2014

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

This report is dated August 13, 2014

The following discussion and analysis prepared as at August 13, 2014, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the three and six months ended June 30, 2014 as compared to the same periods in 2013. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is 925 West Georgia Street, Suite 1820, Vancouver, British Columbia, Canada V6C 3L2. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On September 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and is traded under the symbol “RCFEF”.

The Company is an energy exploration company focused on the identification and evaluation for acquisition of energy assets worldwide. The Company is currently seeking to acquire an ownership interest in a conventional oil, heavy oil and/or alternative energy project, and implement a strategic financial and development program in order to generate revenue from these assets. The Company will also seek out opportunities to partner with other companies in order to participate in larger energy projects.

Organization Structure

As of the date of this report the Company has two wholly-owned subsidiaries. Jaydoc Capital Corporation was acquired on December 22, 2010. Rainchief Renewable-1 SRL was incorporated under the laws of the Republic of Italy.

Recent corporate developments

During the period commencing on January 1, 2014, the Company experienced the following corporate developments:

Promissory notes

During February 2014, the Company issued a convertible promissory note in the amount of $22,589 (US$22,000) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2015.

During April 2014, the Company issued a convertible promissory note in the amount of $4,000 to an unrelated party and convertible promissory notes totaling $25,850 to a related party. The notes are non-interest bearing, unsecured and mature on December 31, 2015.

During July 2014 the Company issued a convertible promissory note in the amount of $2,000 to a related party. The note is non-interest bearing, unsecured and matures on December 31, 2015.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

The notes may be converted into common shares of the Company in whole or in part at the option of the holders upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first.

The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2014, and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

Debt Settlement

On March 27, 2014, the Company agreed to issue 28,000,000 common shares with a fair value of $56,000 for settlement of convertible promissory notes totaling $100,783 (including US$63,500), recording a gain of $44,783 on settlement of these debts. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from creditors of the Company on March 27, 2014 for a consideration of $9,000. The Company issued the shares on May 23, 2014.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2013.

	Years ended December 31,
	2011	2012	2013
	$
Net loss	182,323	226,261	220,479
Basic and diluted loss per share*	0.258	0.301	0.008

Total assets	60,805	150,014	121,957
Total liabilities	187,128	473,071	480,493

* Adjusted to take account of the consolidation of the Company’s common shares on April 3, 2013

Results of Operations

For the three and six months ended June 30, 2014 the Company had net losses of $43,053 and $44,012, respectively, as compared with net losses of $27,743 and $70,661 for the three and six months ended June 30, 2013.

Accounting and Audit expenses for the three and months ended June 30, 2014 amounted to $5,900 and $13,900, a decrease of $2,100 as compared with $8,000 and $16,000 incurred during the three and six months ended June 30, 2013. The decrease resulted from an adjustment to amount provided for audit fees.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

During the three and six months ended June 30, 2014, the Company incurred $1,650 in legal fees in connection with the consolidation of the Company’s common stock, as compared with a recovery of $2,223 recorded during the three and six months ended June 30, 2013, resulting from the reversal of amounts previously accrued in respect of legal fees.

Consulting Expense amounted to $15,000 and $30,000 for the three and six months ended June 30, 2014, respectively, as compared with three and six months ended June 30, 2014, respectively, representing a decrease of $12,000. The decrease resulted from the termination of a consulting contract.

Management Fees were unchanged at $15,000 and $30,000 for the three and six months ended June 30, 2014, respectively, as compared with three and six months ended June 30, 2014, respectively.

The Company did not incur any Project Investigation costs in the three and six months ended June 30, 2014. During the three and six months ended June 30, 2013, the Company incurred Project Investigation Costs in the amounts of $12,035 and $13,055, respectively in in connection with the Company’s Nueva project.

The Company incurred Filing and Transfer Agents Fees in the amount of $5,581 for the three and six months ended June 30, 2014, as compared with $4,849 and $5332 for the three and six month ended June 30, 2013, respectively. The increases of $1,002 and $519 for the three and six month periods respectively arose from the additional filings completed during the periods under review.

The Company did not incur any Investor Relations expense during the three and six months ended June 30, 2014. The Company incurred expenses in the amounts of $450 and $3,038 for Investor Relations expense during the three and six months ended June 30, 2013 in connection with the consolidation of the Company’s common shares on April 3, 2013.

The Company incurred a gain on foreign exchange of $1,404 for the three months ended June 30, 2014 and a loss of $5,005, as compared with gains on foreign exchange of $64 and $74 for the three and six months ended June 30, 2013. The gains and losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

Financial position

The Company had a working capital deficiency of $455,328 as at June 30, 2013, as compared with a working capital deficiency of $467,439 as at December 31, 2013; a decrease of $12,111.

The decrease in working capital deficiency of $12,111 during the six months ended June 30, 2014 was due to an increase in HST/GST Receivable of $1,029 and an increase in Accounts Payable and Accrued Liabilities of $24,515, offset by a decrease in Promissory Notes Payable of $41,839 and an decrease in Cash of $6,242.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

Liquidity and Capital Resources

Sources of Cash

Changes in GST/HST Receivable accounts during the six months ended June 30, 2014 consumed $1,029, while changes in Accounts payable provided $24,515. The Company received $52,440 in proceeds from the issuance of Convertible Promissory Notes.

Uses of Cash

The uses of cash during the six months ended June 30, 2014 were $82,168 to fund the Company's continuing operations.

Provision

In March 2009, the Company was served with a Notice of Termination citing breach of a licensing agreement by the Company as a result of its default on certain royalty payments. On December 31, 2009, the Company recorded a provision for the total amount of claim against the Company of $60,750.

In July 2013, the Supreme Court of British Columbia found in favour of the plaintiff and awarded damages, costs and interest. In December 2013, the Company paid the plaintiff $61,500 cash as final settlement of all claims

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	$	$

Revenues	-	-	-
Net loss	101,714	48,107	960	43,053
Basic and Diluted loss per share *	0.002	0.003	0.000	0.001

	Three months ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	$	$		$

Revenues	-	-	-	-
Net loss	75,147	(41,937)	(42,916)	27,742
Basic and Diluted loss per share *	0.102	(0.065)	(0.054)	0.026

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

* Adjusted to take account of the consolidation of the Company’s common shares on April 3, 2013

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three months ended March 31, 2014, the Company was involved in certain transactions with related parties:

The Company incurred management fees and share-based payments for services provided by key management personnel for the periods ended June 30, 2014 and 2013 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	Three Months ended June 30,		Six Months ended June 30,
	2014	2013	2014	2013
	$	$	$	$

Management Fees	15,000	15,000	30,000	30,000
Share-Based Payments	-	-	-	-

	15,000	15,000	30,000	30,000

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three and six months ended June 30, 2014

Significant Accounting Estimates

The Company’s critical accounting estimates are as described in Note 3 of the Company’s 2013 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

IFRS 9 – Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of International Accounting Standards (“IAS”) 39 and applies to the classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but Amendments to IFRS 9-Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a) Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•	Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•	Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as held-for-trading and accordingly carried at its fair value;

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

•	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

•	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares

Authorized

Unlimited number of common shares without par value.

Issued and outstanding as at June 30, 2014

80,417,179 common shares for a net consideration of $3,234,514

(b)	Stock Options

Outstanding stock options as at June 30, 2014

Nil

(c)	Share Purchase Warrants

Outstanding share purchase warrants as at June 30, 2014

156,200 warrants at a weighted average exercise price of US$1.068 per share.

The warrants expire on various dates between March 31, 2015 and October 28, 2015:

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the six months ended June 30, 2014, we recorded a net loss from operations of $44,012, as compared with a net loss of $70,661 for the six months ended June 30, 2013. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

We continue to incur operating losses, and have a consolidated deficit of $3,857,372 as at June 30, 2014. Operations for the six months ended June 30, 2014 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,500,000 to begin a series of alternative energy property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised.

Our entry into the alternative energy property acquisition business may not be successful and there are risks attendant on these activities

The alternative energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, industry risks are significant. Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can identify. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and six months ending June 30, 2014

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov

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